
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2010

Via US Mail and Facsimile to (304) 769-1111

David L. Bumgarner
Chief Financial Officer
City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

Re: City Holding Company
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File No. 000-11733

Dear Mr. Bumgarner:

We have reviewed your response letter filed January 19, 2010 and have the following comments.

Form 10-Q for the quarterly period ended September 30, 2009
Part I, Item I – Financial Statements
Note B – Investments, page 9

1. We note your response to comments four and six of our letter dated December 29, 2009 that in future filings, beginning with your December 31, 2009 Form 10-K, you will enhance your disclosures related to your trust preferred securities to include the requested tabular presentation, a discussion of what excess subordination signifies, a more robust discussion of how these securities are evaluated for impairment and a discussion of the valuation techniques used to measure fair value with a focus on trust preferred and income note securities. Please provide us with these disclosures as if presented in the September 30, 2009 Form 10-Q or alternately, with the proposed disclosures to be included in the December 31, 2009 Form 10-K.

2. We note your response to comment five of our letter dated December 29, 2009. In particular, we note the table reflecting amortized cost, fair value and the amount of other than temporary impairment recognized for certain securities at December 31,

2008 and March 31, 2009. It appears from your response that several of these securities for which other than temporary impairment was recognized prior to the adoption of ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2) had an amortized cost significantly greater than the security's fair value at the period end in which other than temporary impairment was recognized (e.g., TPREF Funding II Limited Floating Rate and PRETSL II Mezzanine as of March 31, 2009). It appears that these securities were not appropriately written down to their fair value in accordance with the guidance in paragraphs ASC 320-10-35-34 (paragraph 16 of SFAS 115) and ASC 325-40-35-4 (paragraph 12a of EITF 99-20) of the FASB Accounting Standards Codification. Please tell us whether all securities in which impairment was concluded to be other than temporary were written down to fair value in periods prior to your adoption of ASC 320-10-65-1 (FSP FAS 115-2 and 124-2). If not, please explain why not and quantify for us the dollar amount of securities for each period that were not written down.

3. We note your response to comment five of our letter dated December 29, 2009 supporting your position that all previously recorded other than temporary impairment losses were deemed to be related to credit issues and therefore the Company did not recognize a cumulative effect adjustment. We also note that the disclosures in your Forms 10-Q for the periods ending June 30, 2009 and September 30, 2009 indicate that you have determined that all other than temporary impairments recognized subsequent to your adoption of ASC 320-10-65-1 (FSP FAS 115-2 and 124-2) were entirely related to credit loss. This implies that for each other than temporarily impaired security, the present value of expected cash flows equaled your fair value measurement. In order to help us better understand your determinations, please tell us in detail how you measured fair value for these securities and explain to us why there is no additional impairment related to noncredit factors such as liquidity considering the market for trust preferred securities. Also provide us with a robust description of your methodology to measure credit loss (i.e., present value of cash flows expected to be collected) comparing and contrasting it to your methodology for determining the fair value of these securities. Additionally, please tell us the discount rates used in your fair value measurement and your present value of expected cash flows calculation for each security and tell us how you determined the rate to use.

4. We note that the Company adopted ASC 320-10-65-1 in the interim period ending June 30, 2009. However, we were unable to locate certain required disclosures. Please provide us with the disclosures required by paragraphs ASC 320-10-50-8A and 320-10-50-8B of the FASB Accounting Standards Codification as if presented in your September 30, 2009 Form 10-Q or alternately, with the proposed disclosures to be included in the December 31, 2009 Form 10-K. In addition, please confirm that the Company will fully comply with these disclosure requirements in all future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief